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Exhibit 5.1

[Letterhead of Protective Life Corporation]

                                                                                             April 22, 2004

The Bank of New York
101 Barclay Street, 8th Floor
New York, NY 10286

  Re:
  Protective Life Insurance Company
  InterNotes®

Ladies and Gentlemen:

        I am Senior Associate Counsel with Protective Life Corporation, serving as in-house counsel to Protective Life Insurance Company, a Tennessee stock life insurance company ("Protective Life"), and, as such, I am delivering this opinion in connection with (i) the execution and delivery by Protective Life of Funding Agreement No. GA-6023 ("Funding Agreement No. 1"); and (ii) the issuance and sale by Protective Life Secured Trust 2004-24 (the "2004-24 Trust") of $1,105,000.00 aggregate principal amount of its secured notes referred to as InterNotes® (the "2004-24 Notes"), pursuant to (a) the Indenture, dated as of April 22, 2004 ("Indenture No. 1"), between the 2004-24 Trust and The Bank of New York, as indenture trustee (the "Indenture Trustee"), and (b) the Selling Agent Agreement, dated as of April 19, 2004 (the "Selling Agent Agreement No. 1"), by and among Protective Life, the 2004-24 Trust and the Agents named therein; (iii) the execution and delivery by Protective Life of Funding Agreement No. GA-6024 ("Funding Agreement No. 2" and, together with Funding Agreement No. 1 the "Funding Agreements"); and (iv) the issuance and sale by Protective Life Secured Trust 2004-25 (the "2004-25 Trust" and, together with the 2004-24 Trust the "Trusts") of $1,616,000.00 aggregate principal amount of its secured notes referred to as InterNotes® (the "2004-25 Notes" and, together with the 2004-24 Notes the "Notes"), pursuant to (a) the Indenture, dated as of April 22, 2004 ("Indenture No. 2" and, together with Indenture No. 1 the "Indentures"), between the 2004-25 Trust and The Bank of New York, as indenture trustee (the "Indenture Trustee"), and (b) the Selling Agent Agreement, dated as of April 19, 2004 (the "Selling Agent Agreement No. 2" and, together with Selling Agent Agreement No. 1 the "Selling Agent Agreements"), by and among Protective Life, the 2004-25 Trust and the Agents named therein. All other capitalized terms used herein without definition have the respective meanings assigned to them in the Indentures.

        In connection with this opinion, I have read the conditions precedent set forth in the Indentures to the authentication and delivery of the Notes and the definitions in the Indentures relating thereto. In so acting, I, and/or other attorneys in whom I have confidence, have examined and relied upon the originals or certified, conformed or reproduction copies of such agreements, instruments, documents, records and certificates of the Trusts, such certificates of public officials, and such other documents, and have made such investigations of law, as I have deemed necessary or appropriate for the purposes of the opinions expressed below. In all such examinations, I have assumed without independent investigation or inquiry the legal capacity of all natural persons executing documents, the genuineness of all signatures on original or certified copies, the authenticity of all original or certified copies and the conformity to original or certified documents of all copies submitted to me as conformed or reproduction copies. I have relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of officers of the Trusts delivered to me, the representations and warranties of the parties to the Indenture that are contained therein, and certificates and other statements or information of or from public officials and officers and representatives of the Trusts and others. I have also assumed that (a) the Indenture Trustee has the power and authority to perform its obligations under the Indentures, including the authentication of the Notes; and (b) the Indentures have been duly authorized, executed and delivered by the Indenture Trustee and are valid, binding and enforceable obligations of the Indenture Trustee. I have made such examination or investigation as is necessary to enable me to express an informed opinion as to whether or not provisions in the

Indentures relating to conditions precedent to the authentication and delivery of Notes under the Indentures have been complied with.

        Based on the foregoing, and subject to the further qualifications set forth below, I am of the opinion that:

        1.     The provisions in the Indentures relating to conditions precedent to the authentication and delivery of Notes under the Indentures have been complied with.

        2.     The Notes have been duly authorized and, when executed by the Trusts and authenticated by the Indenture Trustee in accordance with the provisions of the Indentures and delivered to and paid for by Incapital LLC in accordance with the terms of the Selling Agent Agreements, will constitute valid and legally binding obligations of the Trusts entitled to the benefits provided by the Indentures.

        The foregoing opinion is limited by and subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization or moratorium laws or other similar laws relating to or affecting enforcement of creditors' rights or remedies generally; and (ii) general principles of equity (whether such principles are considered in a proceeding at law or equity), including the discretion of the court before which any proceeding may be brought, concepts of good faith, reasonableness and fair dealing, and standards of materiality.

        I express no opinion as to the effect of any Federal or state laws regarding fraudulent transfers or conveyances. I express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States and the laws of the States of New York and Delaware, as currently in effect. In particular (and without limiting the generality of the foregoing), I express no opinion (i) concerning the laws of any country (other than the Federal laws of the United States of America) or as to the effect of such laws (whether limiting, prohibitive or otherwise) on any of the rights or obligations of the Trusts, the holders of the Notes, or any other party to or beneficiary of the Indentures or the Notes; or (ii) concerning the effect, if any, of any law of any jurisdiction (except the State of New York) in which any holder of Notes is located that limits the rate of interest that such holder may charge or collect. I express no opinion as to (i) judgments in currencies other than United States dollars or (ii) the perfection or priority of any security interest in any collateral. I have exclusively relied, with your permission, as to all matters involving the law of the State of Delaware, upon the opinion of Richards, Layton & Finger, P.A. dated January 24, 2004 and addressed to you.

        The above opinions are limited solely to the matters set forth above. No other opinions are intended nor should they be inferred herefrom. Without my express consent, this opinion may not be relied on by anyone other than you. I assume no obligation to supplement this letter if any applicable laws change after the date hereof or if I become aware of any facts that might change the opinions expressed herein after the date hereof.

Very truly yours,
/s/ NANCY KANE Nancy Kane

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  Exhibit 5.1
[Letterhead of Protective Life Corporation]